SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1. KEY INDICATORS	6
2. EXECUTIVE SUMMARY	7
3. PERFORMANCE BY SEGMENT 2Q26	8
3.1 BRAZIL/SOUTH AMERICA	8
3.2 RENEWABLE ENERGY OVERVIEW	11
3.3 UNITED STATES AND EUROPE	12
3.4 MEXICO	14
4. CONSOLIDATED FINANCIAL OVERVIEW	16
4.1 CONSOLIDATED REVENUE	16
4.2 COST OF GOODS SOLD – COGS	17
4.3 OTHER INCOME (EXPENSES), NET	17
4.4 RECURRING EBITDA	18
4.5 CONSOLIDATED FINANCIAL RESULT	18
4.6 NET PROFIT (LOSS)	20
4.7 INVESTMENTS	20
4.8 CASH GENERATION (CONSUMPTION)	22
4.9 INDEBTEDNESS AND RATING	24
5. CORPORATE STRATEGY	29
6. CAPITAL MARKET	29
6.1 SHARE PERFORMANCE	29
6.2 PERFORMANCE OF CORPORATE DEBT SECURITIES	31
7. ANNEXES	32

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FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts and are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements.

Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal proceedings and unprecedented impacts on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.

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BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest producer of resins (PE, PP and PVC) in the Americas and a global leader in the production of biopolymers, wishes to provide its schedule for disclosing results for 2Q26, as described below.

Conference call

Portuguese (Original Audio) with simultaneous interpretation into English

August 14, 2026 (Friday)

Time: 11:30 a.m. Brasilia | 10:30 a.m. US ET | 3:30 p.m. London

Zoom Link: Click here

Investor Relations Channels

Investor Relations Website: www.braskem-ri.com.br

IR Email: braskem-ri@braskem.com.br

Phone: +55 (11) 3576-9531

Braskem reports Recurring EBITDA of approximately US$1.0 billion in 2Q26, driven primarily by higher chemical and petrochemical spreads in international markets.

During the quarter, the Company generated US$385 million in operating cash flow

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1.	KEY INDICATORS

5

2.	EXECUTIVE SUMMARY

During the second quarter of 2026, the global macroeconomic scenario remained volatile due to the conflict in the Middle East, which restricted the global supply of feedstocks, particularly to Asia, and drove higher oil and naphtha prices in the international markets, naphtha being the Company's primary feedstock. In this context, production costs for marginal producers in Asia increased, positively impacting international resin and chemical prices, which were higher compared to the first quarter of 2026.

In this context, the Company's consolidated Recurring EBITDA was US$1 billion, mainly explained by spread dynamics in the international market combined with the Company’s commercial captures achieved by the Company.

With regard to cash flow, in 2Q26, Braskem recorded operating cash flow of R$1,928 million, mainly as a result of an increase in Recurring EBITDA. This effect was partially offset by the negative variation in working capital, mainly due to (i) the high volatility of feedstock prices in international markets; and (ii) higher inventory volumes during the period. Recurring cash generation totaled approximately R$1,048 million, and, considering disbursements related to the Alagoas geological event, cash generation before debt service totaled R$807 million in 2Q26.

Additionally, considering the volatility of the external environment and market expectations that the conflict in the Middle East could be resolved, supported by various reports of a potential ceasefire, global demand was negatively impacted during the period by expectations of lower international prices in the short term. Combined with global inventory levels remaining in line with recent-year averages, this led international resin spreads to return, by the end of the second quarter, to the levels observed prior to the onset of the conflict in the Middle East.

Finally, with regard to the reorganization of its capital structure, throughout the quarter the Company and its advisors continued to interact with creditors and their advisors, having received purely indicative and non-binding proposals from groups of creditors regarding the key terms and tentative parameters for a potential Restructuring. As of the date of this release, no decision has been made regarding the terms of a potential restructuring or any additional measures, whether judicial or otherwise, that may be pursued in connection with such restructuring.

The Company reaffirms that it remains fully committed to continuing discussions with its financial creditors in pursuit of a consensual, structural and orderly solution for its capital structure, ensuring the continuity of its operations in the normal course of business.

Results by segment:

In the Brazil/South America segment, Recurring EBITDA totaled US$869 million (R$4.4 billion), higher than both 1Q26 and 2Q25, primarily driven by higher average international spreads for resins and main chemicals, combined with commercial captures achieved by the Company and the positive impact of PIS/COFINS credits on feedstock purchases under the REIQ program (“REIQ Raw Materials”).

In the United States and Europe, Recurring EBITDA totaled US$147 million (R$739 million), higher than both 1Q26 and 2Q25, primarily driven by a 28% and 24% increase in the average international PP spread compared to 1Q26 and 2Q25, respectively.

In Mexico, Recurring EBITDA totaled US$57 million (R$289 million), higher than both 1Q26 and 2Q25, primarily driven by a 73% and 98% increase in the international PE spread compared to 1Q26 and 2Q25, respectively. This effect was partially offset by lower sales volumes during the period, primarily reflecting a lower utilization rate in 2Q26.

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3.	PERFORMANCE BY SEGMENT 2Q26

3.1               BRAZIL/SOUTH AMERICA

3.1.1         PETROCHEMICAL SCENARIO

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3.1.2         OVERVIEW

•	Demand for resins in the Brazilian market (PE, PP and PVC): an increase compared to 1Q26 (+3%), mainly due to higher demand for (i) PVC (+11%), particularly in the pipes and fittings and other construction materials sectors; and (ii) PP (+2%), due to inventory replenishment in the transformation chain.

The reduction (-2%) compared to 2Q25 is mainly explained by lower demand for PE (-3%) and PVC (-2%), influenced by higher average international price references resulting from the conflict in the Middle East.

•	Net Revenue: positively impacted by approximately (i) US$18 million (R$90 million) related to presumed PIS/COFINS credits under REIQ Investments, an increase of 25% compared to 1Q26; and (ii) US$16 million (R$82 million) related to additional PIS/COFINS credits from previously approved projects under REIQ Investments, calculated in accordance with prevailing legislation, up 26% compared to 1Q26.

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Excluding these effects, Net Revenue increased in U.S. dollars (51%) and in reais (45%), mainly due to (i) a 50% increase in average international price references for resins and main chemicals; and (ii) a 21 thousand-ton (+55%) increase in export volumes of main chemicals. These effects were partially offset by reductions of 18 thousand tons (-2%) in resin export volumes and 24 thousand tons (-4%) in sales of main chemicals in the Brazilian market, respectively.

Compared to 2Q25, the increase in U.S. dollars (+35%) and in reais (+20%) is mainly explained by (i) increases of 57% and 55% in the average international price references for resins and main chemicals, respectively; and (ii) a 21 thousand tons (+55%) increase in export volumes of main chemicals. These effects were partially offset by reductions of 65 thousand tons (-8%) in resin sales in the Brazilian market and 52 thousand tons (-23%) in resin exports, respectively.

•	Cost of Goods Sold (COGS): in 2Q26, COGS was positively impacted by higher PIS/COFINS credits on the purchase of feedstock (“REIQ Raw Materials”) in the amount of US$115 million (R$578 million), an increase of US$82 million (R$409 million) compared to 1Q26, mainly due to: (i) an increase in the REIQ Raw Materials rate from 0.73% to 5.8% starting in March 2026; and (ii) higher international reference price for feedstocks resulting from the conflict in the Middle East.

Excluding this effect, COGS in the Brazil/South America segment increased in U.S. dollars (28%) and in reais (23%) compared to 1Q26 and increased in U.S. dollars (+5%) compared to 2Q25, mainly due to increases of (i) 27% and 46% in the international naphtha price reference, respectively; and (ii) 34% and 35% in the international propylene price reference, respectively. The impact of Reintegra credits totaled approximately US$0.5 million (R$2.5 million) in 2Q26.

•	SG&A: in 2Q26, the Company reclassified part of the depreciation previously allocated to SG&A to COGS, with an impact of approximately US$4 million (R$22 million).

Excluding this effect, the reduction in U.S. dollars (-7%) and in reais (-10%) compared to 1Q26 is mainly explained by the positive effect from the recovery of credits related to ship demurrage, in the amount of R$27 million (US$5 million).

Compared to 2Q25, the reduction in reais (-9%) is mainly explained by the reclassification to CAPEX, in 3Q25, of expenses that had been classified as project engineering ("FEL") expenses in 2Q25, totaling approximately US$6 million (R$32 million).

•	OIE: other net income in the amount of US$44 million (R$217 million), mainly due to (i) the net recovery of approximately US$31 million (R$155 million) in presumed PIS/COFINS credits for REIQ Raw Materials relating to the abrupt suspension of the tax regime in July 2022, in breach of the Brazilian National Tax Code; and (ii) PIS/COFINS tax credits related to essential health and food expenses, in the amount of approximately US$17 million (R$87 million).

Excluding non-recurring effects, total other net income impacting Recurring EBITDA totaled US$11 million (R$53 million) in 2Q26, explained by the reversal of legal provisions following the update of loss prognosis.

•	Recurring EBITDA: US$869 million (R$4.4 billion), an increase in U.S. dollars and Brazilian reais compared to 1Q26 and 2Q25.

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3.2               RENEWABLE ENERGY OVERVIEW

•	Net Sales Revenue of Green PE and ETBE: an increase compared to 1Q26 (+46%) mainly due to a 49% increase in Green PE sales volumes.

Sales revenue decreased (-4%) compared to 2Q25, mainly due to lower Green PE sales volumes (-19%).

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3.3               UNITED STATES AND EUROPE

3.3.1         PETROCHEMICAL SCENARIO

3.3.2         OVERVIEW

•	Demand for PP: demand for PP in North America increased (+5%) compared to 1Q26, mainly due to inventory replenishment along the region’s transformation chain amid uncertainties related to the conflict in the Middle East. In Europe, PP demand was lower (-10%), mainly explained by higher

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inventory levels along the region's production chain and uncertainties regarding potential price increases in the following months as a result of the conflict in the Middle East.

Compared to 2Q25, PP demand was higher (+8%) in North America and lower (-11%) in Europe, due to higher inventory levels in the region, as previously explained.

•	Net Revenue: higher in U.S. dollars (+44%) and in Brazilian reais (+38%), mainly due to (i) increases of 34% and 47% in the average international PP price reference in the United States and Europe, respectively; and (ii) a 3 thousand tons, or 1%, increase in PP sales volumes.

Compared to 2Q25, the increase in U.S. dollars (+47%) and in Brazilian reais (+30%) is mainly explained by increases of 35% and 52% in the international PP price references in the United States and Europe, respectively.

•	Cost of Goods Sold (COGS): increase in U.S. dollars (+29%) compared to 1Q26, mainly due to (i) a 42% increase in the average propylene price in the United States and Europe; and (ii) a 3,000-ton, or 1%, increase in PP sales volume.

The increase observed in U.S. dollars (+25%) and Brazilian reais (+11%) compared to 2Q25 can mainly be explained by increases of 35% and 52% in international propylene price benchmarks in the United States and Europe, respectively.

•	SG&A: lower in U.S. dollars (-12%) compared to 1Q26, mainly due to lower personnel and third-party services expenses. The reduction in Brazilian reais (-15%) is explained by the 1% appreciation of the average real against the average U.S. dollar during the period.

Additionally, as of 1Q26, part of the selling expenses previously recorded in the United States and Europe segment was allocated to Brazil to better reflect the commercial efforts of each region, with no changes to the consolidated result. In 2Q26, the impact was approximately US$4 million (R$19 million).

Excluding this effect, SG&A was lower in U.S. dollars (-7%) compared to 2Q25, mainly explained by lower personnel and third-party services expenses, as previously mentioned. The reduction in Brazilian reais (-18%) is explained by the 11% appreciation of the average real against the average U.S. dollar during the period.

•	OIE: total net income of US$1 million (R$4 million), driven primarily by revenues related to the subleasing of vessels to third parties.

When non-recurring effects are disregarded, there was a total of US$4 million (R$21 million) in net expenses that impacted Recurring EBITDA in 2Q26.

•	Recurring EBITDA: US$147 million (R$739 million), higher than both 1Q26 and 2Q25.

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3.4               MEXICO

3.4.1         PETROCHEMICAL SCENARIO

3.4.2         OVERVIEW

•	Demand for PE in the Mexican market: lower compared to 1Q26 (-2%) and 2Q25 (-6%), mainly due to the advanced purchases made in 1Q26 as a result of the onset of the conflict in the Middle East and uncertainties regarding potential price increases in the following months.
•	Net revenue: higher compared to 1Q26, in U.S. dollars (+48%) and in Brazilian reais (+42%), and compared to 2Q25, in U.S. dollars (+27%) and in Brazilian reais (+13%), mainly due to increases of 59% and 77% in the international PE price reference in the United States, in U.S. dollars, compared to 1Q26 and 2Q25, respectively. This effect was partially offset by reductions of 15 thousand tons (-11%) and 30 thousand tons (-20%) in PE sales volumes, compared to 1Q26 and 2Q25, respectively.

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•	Cost of Goods Sold (COGS): in line (+1%) with 1Q26. In Brazilian reais, it was lower (-3%), mainly explained by the 4% appreciation of the average real against the average U.S. dollar during the period.

Compared to 2Q25, the reduction in U.S. dollars (-18%) and in Brazilian reais (-27%) is mainly explained by reductions of (i) 30 thousand tons, or 20%, in PE sales volumes; and (ii) 11% in the international ethane price reference in the United States.

•	SG&A: remained in line in U.S. dollars (+1%) compared to 1Q26. In Brazilian reais, the decrease (-2%) is mainly explained by the 4% appreciation of the average real against the average U.S. dollar during the period.

Compared to 2Q25, the increase in U.S. dollars (+21%) and in Brazilian reais (+7%) is mainly explained by higher third-party services expenses.

•	OIE: other net expenses of US$20 million (R$106 million), mainly due to the recognition of an expense related to spare parts inventory not consumed after a certain period.

Excluding non-recurring effects, total other net revenues impacting Recurring EBITDA totaled US$0.2 million (R$0.5 million).

•	Recurring EBITDA: US$57 million (R$289 million), higher than both 1Q26 and 2Q25.

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4.	CONSOLIDATED FINANCIAL OVERVIEW

4.1               CONSOLIDATED REVENUE

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4.2               COST OF GOODS SOLD – COGS

4.3               OTHER INCOME (EXPENSES), NET

In 2Q26, Braskem recorded net income of R$4 million, mainly due to:

(i)	the net recovery of approximately US$31 million (R$155 million) in presumed PIS/COFINS credits under REIQ Raw Materials relating to the abrupt suspension of the tax regime in July 2022, in breach of the Brazilian National Tax Code; and
(ii)	the recovery of PIS/COFINS tax credits related to health and food expenses, in the amount of approximately US$17 million (R$87 million).

These effects were partially offset by:

(i)	the additional provision related to the Alagoas geological event of approximately US$20 million (R$100 million), mainly due to the update of cost estimates for the actions across the workstreams
(ii)	the expense related to spare parts inventory not consumed after a certain period, with an impact of approximately US$20 million (R$106 million).

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4.4               RECURRING EBITDA1

In 2Q26, the Company's Consolidated Recurring EBITDA totaled US$1,043 million (R$5,253 million), an increase of US$852 million (R$4,248 million) compared to 1Q26, mainly due to a US$845 million (R$4,216 million) increase in consolidated gross profit, which was positively impacted by increases of:

(i)	82% and 98% in the average international spreads for resins and main chemicals, respectively, in the Brazil/South America segment;
(ii)	28% in the average international PP spread in the United States and Europe segment; and
(iii)	73% in the average international PE spread in the Mexico segment.

Additionally, gross profit was positively impacted by US$115 million (R$578 million) related to REIQ Raw Material on feedstock purchases in the Brazil/South America segment.

4.5               CONSOLIDATED FINANCIAL RESULT

1 Braskem's consolidated results comprise profit or loss in Brazil, the United States and Europe and Mexico, less the elimination and reclassification of purchases and sales between the Company's reportable segments and the sum of total amounts reported from Other segments.

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•	Financial expenses: a reduction compared to 1Q26 (-6%) and 2Q25 (-2%), mainly explained by lower expenses related to the present-value estimates of disbursements over time for the Alagoas geological event. This effect was partially offset by the payment of (i) a premium for the renewal of a guarantee facility; and (ii) charges for the renegotiation of the payment term of reimbursement obligations related to letters of credit with financial institutions.
•	Financial revenue: an increase compared to 1Q26 (+34%), mainly due to the reversal of a provision of approximately US$6 million (R$30 million) recorded in the previous quarter related to an asset write-off. Compared to 2Q25, the reduction (-6%) is mainly attributable to lower interest income from financial investments due to a lower cash position between the periods.
•	Net exchange variation: positive variation compared to 1Q26, mainly due to (i) the appreciation of approximately 1% of the Brazilian real against the dollar at the end of 2Q26 compared to the end of 1Q26, on the Company’s average net exposure of US$10.3 billion; and (ii) the appreciation of approximately 1% of the Mexican peso against the dollar during the same period, on Braskem Idesa and its subsidiaries’ average net exposure to the dollar of US$4.3 billion.
•	Changes in hedge accounting financial instruments: With respect to Braskem S.A.'s export hedge accounting, there was no realization during the quarter, as the export flows designated as hedged items did not occur during the period. Accordingly, no result was recognized in profit or loss, and the effects of the financial instruments remained recorded in Other Comprehensive Income. With respect to Braskem Idesa's export hedge accounting, during the quarter the Company realized approximately -MXN392.2 million arising from an export flow of US$168.6 million designated and discontinued between 2016 and 2025. The average initial designation rate was MXN/US$17.0378 and the average realization rate was MXN/US$19.3164.
•	Long-term foreign exchange hedge program: Braskem's raw materials and products have prices denominated in, or strongly influenced by, international commodity prices, which are usually denominated in U.S. dollars. Since 2016, Braskem has entered into derivative financial instruments to mitigate part of the exposure of its cash flow denominated in Brazilian reais. The main mitigation instruments used under the program are dollar call and put option contracts. These instruments protect expected flows over a horizon of up to 18 months.

As of June 30, 2026, Braskem held a total outstanding notional amount purchased in puts of US$98 million, at an average strike price of R$/US$5.23. Concurrently, the Company also held a total outstanding notional amount sold in calls of US$64.5 million, at an average strike price of R$/US$7.93. These transactions have a maximum maturity of 18 months. The mark-to-market of these Zero Cost Collar ("ZCC") transactions was positive by R$11.2 million at the end of 2Q26. As a result of the U.S. dollar volatility during the period, options were exercised, with a positive cash effect of R$49.2 million at the end of 2Q26.

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4.6               NET PROFIT (LOSS)

In 2Q26, the Company recorded net income attributable to shareholders of US$664 million (R$3.3 billion), an increase compared to 1Q26. This variation was mainly due to an increase in gross profit, driven by higher chemical and petrochemical spreads in the international market.

4.7               INVESTMENTS

4.7.1         BRASKEM INVESTMENTS

Investments expected to be made by Braskem in 2026 (excluding Braskem Idesa and REIQ Investments) total US$465 million (R$2.6 billion).

In 2Q26, Braskem (excluding Braskem Idesa and REIQ Investments) invested approximately US$101 million (R$508 million), mainly allocated to: (i) scheduled maintenance shutdowns at resin plants and a maintenance pit stop at the Rio Grande do Sul petrochemical plant; (ii) a scheduled maintenance shutdown at the Bahia aromatics production unit; (iii) the acquisition of spare parts to ensure operational continuity; and (iv) a scheduled maintenance shutdown at a plant in the United States.

•	REIQ Investments: at the end of 2Q26, the Company recorded approximately US$16 million (R$82 million) in net tax credits through REIQ Investments. This amount is mainly related to investments in the implementation of the Transforma Rio project, technology to improve efficiency in the resin chain, and the adaptation of the industrial production process for new copolymer grades.

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4.7.2         BRASKEM IDESA INVESTMENTS

Braskem Idesa’s planned investments for 2026 total US$42 million (R$234 million), mainly allocated to operational investments in maintenance and operations at its petrochemical complex.

In 2Q26, Braskem Idesa invested approximately US$5 million (R$27 million), excluding investments in the Ethane Import Terminal (TQPM), mainly related to (i) asset reliability and integrity initiatives; and (ii) the acquisition of spare parts to ensure operational continuity.

•	Ethane Import Terminal (TQPM): In May 2025, construction of the ethane import terminal in Mexico was completed through the subsidiary Terminal Química Puerto México (TQPM). This project involves a joint venture between Braskem Idesa and Advario, in which each shareholder holds a 50% stake. Financing for the construction of the terminal relied on capital provided by Braskem, which, at the end of June 2026, covered 50% of the financing balance for Terminal Química. The remaining 50% will be guaranteed by TQPM’s other shareholder by the project collateral perfection date, which includes authorization from the local energy regulatory agency—CRE/CNE—to pledge certain Terminal Química assets to the creditors. Once this milestone is reached, Braskem will undertake to provide support covering 100% of the monthly payments under the agreement entered into between Braskem Idesa and TQPM, up to the total outstanding balance of TQPM’s financing.

4.8               CASH GENERATION (CONSUMPTION)

4.8.1         BRASKEM CASH GENERATION (CONSUMPTION)

In 2Q26, Braskem generated operating cash flow of R$1,928 million, higher than the operating cash consumption in 1Q26, mainly due to the R$4.3 billion increase (+427%) in Recurring EBITDA in Brazilian reais

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during the period, primarily explained by higher chemical and petrochemical spreads in the international market as a result of the conflict in the Middle East.

This effect was partially offset by the negative variation in working capital, due to (i) the high volatility of feedstock prices in international markets; (ii) higher inventory volumes, mainly explained by the prioritization of higher value-added sales; and (iii) the reduced availability of certain payment arrangements with financial institutions and suppliers.

Recurring cash generation totaled approximately R$1.1 billion, higher than the R$4.7 billion consumption in 1Q26, mainly due to lower interest payments on debt securities issued in the international market, which are concentrated in the first and third quarters of the year.

Considering disbursements related to the Alagoas geological event, the Company recorded cash generation before debt service of R$807 million in 2Q26. Additionally, the consumption of cash and cash equivalents at the end of 2Q26 was R$748 million.

Cash Flow Generation R$ million	2Q26 (A)	1Q26 (B)	2Q25 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H26 (D)	1H25 (E)	Chg. (D)/(E)
Recurring EBITDA	**5,253**	**1,006**	**427**	**422%**	**n.a.**	**6,259**	**1,749**	**258%**
Changes in Working Capital[1]	(2,762)	(3,523)	(106)	-22%	n.a.	(7,214)	(1,858)	288%
Operational CAPEX	(480)	(606)	(489)	-21%	-2%	(1,086)	(992)	9%
Strategic Investments[2]	(84)	(48)	(7)	79%	n.a.	(133)	(11)	n.a.
Cash Generated (used) in operating activities	**1,928**	**(3,172)**	**(175)**	**n.a.**	**n.a.**	**(2,168)**	**(1,112)**	**95%**
Interest Paid	(687)	(1,157)	(766)	-41%	-10%	(1,844)	(2,302)	-20%
Income tax and social contribution paid	85	38	(57)	123%	n.a.	123	(78)	-99%
Proceeds from the sale of investments	(196)	-	(1)	n.a.	n.a.	(196)	75	n.a.
Others[3]	(81)	(265)	(47)	-69%	72%	(346)	(47)	-100%
Recurring Cash Generated (used)	**1,048**	**(4,556)**	**(1,047)**	**n.a.**	**n.a.**	**(4,431)**	**(3,463)**	**n.a.**
Geological Event in Alagoas[4]	(241)	(486)	(400)	-50%	-40%	(727)	(687)	-100%
Dividends	-	-	(0)	n.a.	-100%	-	(0)	n.a.
Leniency Agreement	-	(42)	-	-100%	n.a.	(42)	(35)	-98%
Cash generated (used in) before debt	**807**	**(5,084)**	**(1,448)**	**n.a.**	**n.a.**	**(5,200)**	**(4,185)**	**n.a.**
TQPM Investments	-	-	(152)	1%	-98%	-	(299)	n.a.
Short and long-term debt Issued/Payments[5]	(593)	(163)	(803)	263%	-26%	172	(776)	-98%
Exchange variation on cash of foreign subsidiaries	(53)	(291)	(114)	-82%	-53%	(344)	(684)	-100%
Reversal Financial investments (includes LFT's and LF's)	(691)	(85)	616	n.a.	n.a.	(776)	592	n.a.
Lease	(218)	(204)	(207)	7%	5%	(422)	(430)	n.a.
Proceeds from non-controlling capital contributions	-	4	(27)	-100%	-100%	4	(22)	n.a.
Increase (Decrease) in cash and cash equivalents	**(748)**	**(5,823)**	**(2,135)**	**-87%**	**-65%**	**(6,571)**	**(5,803)**	**-100%**

[1]Adjusted to: (i) exclude the effects of reclassifications between Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents lines in the amount of R$691 million in 2Q26; (ii) include adjustments to eliminate effects with no cash impact on Net Profit in the amount of R$228 million in 2Q26; and (iii) excludes the effects of the reclassification of letters of credit renegotiated with financial institutions from "Suppliers" to "Loans and Financing," totaling R$929 million in 2Q26.

[2]It considers the strategic investments related to the ethane import terminal, which were made by TQPM untill 4Q25 by using the resources obtained through financing. Investments made in 1Q26 and 2Q26 were allocated to "Strategic Investments"

[3]Includes, mainly funds received in the sale of assets, additions to investment in subsidiaries and other monetizations.

[4]Considers the disbursments related to Alagoas which were made through payments which impacted the provision and other accounts payable.

[5] Adjusted to exclude the effects of the reclassification of letters of credit renegotiated with financial institutions from "Suppliers" to "Loans and Financing," totaling R$929 million in 2Q26.

4.8.2      BRASKEM IDESA CASH GENERATION

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4.9               INDEBTEDNESS AND RATING

4.9.1         BRASKEM INDEBTEDNESS

As of June 30, 2026, the corporate gross debt balance was US$10.3 billion2, considering the drawdown of the stand-by credit facility carried out in October 2025.

At the end of the period, corporate debt denominated in foreign currency represented 92% of the Company's total debt.

The Company ended the quarter with an adjusted net debt balance of US$9.5 billion, a 3% increase compared to the previous quarter. The Company's corporate leverage ended the quarter at 6.74x.

2 Beginning in 2Q26, the calculation of Gross Debt, excluding Braskem Idesa and TQPM, includes lease liabilities. This adjustment was applied retrospectively for comparability purposes.

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4.9.2         BRASKEM RESTRUCTURING

In September 2025, the Company has engaged legal and financial advisors — Lazard Inc., Cleary Gottlieb Steen & Hamilton LLP, and E. Munhoz Advogados — to support it in the preparation of a comprehensive assessment of the economic and financial alternatives for the reorganization of its capital structure (“Reestructuring”).

In this context, in June 2026, the Company shared certain non-public information with holders and investment managers of securities issued by it. This information was made available under confidentiality agreements entered into, which provided for its public disclosure upon the expiration of their term. During this period, the Company and the investors exchanged proposals relating to the terms and conduct of a potential reorganization process, including the terms suggested by both parties. The parties did not reach a consensus on the proposal presented.

As disclosed to the market on June 25 and 26, 2026, the 2nd Bankruptcy and Judicial Reorganization Court of the Judicial District of the Capital of the State of São Paulo, in the context of the Emergency Injunctive Relief action (Tutela de Urgência Cautelar) filed by the Company and certain subsidiaries, granted the requests made in order to, among other measures, determine the suspension of all enforcement actions and attachments by creditors that were invited to participate in the mediation initiated by the Company and certain subsidiaries before the Wind Mediation Chamber (Câmara Wind de Mediação), for a period of 60 days.

On June 26, 2026, the same entities that initiated the mediation process in Brazil filed a Chapter 15 proceeding in the United States to obtain recognition of the Emergency Injunctive Relief in that country. On June 30, 2026, the U.S. court preliminarily granted an automatic stay for the same period as the Emergency Injunctive Relief in Brazil, pending its decision on the final recognition of the Brazilian proceeding.

The measures involve only the Company's financial creditors and were filed with the purpose of preserving a stable environment for the continuity of the negotiations underway exclusively with such creditors in pursuit of a consensual, structural and orderly solution for the Restructuring, aligned with the Company's liquidity position and the conditions of the global petrochemical industry.

The Injunctive Relief, the Chapter 15 and the Mediation do not affect the Company's regular operations, which comprise its obligations to suppliers, customers and other stakeholders, all of which remain in force and continue to be performed normally, under the terms of the respective agreements.

It should be noted that the growing and continuous pressure on the Company's liquidity, given the conditions of the global petrochemical industry, resulted in the following events:

•	A reduction was recorded in the availability of certain payment arrangements with financial institutions and reverse factoring (risco sacado) agreements, as described in explanatory note 14 to the consolidated and individual Quarterly Information (ITR) as of June 30, 2026.
•	During the period, R$ 929 million (US$ 179 million) in trade obligations secured by letters of credit were settled, at their original maturities, by certain issuing financial institutions directly to suppliers, extinguishing the respective trade obligations and generating reimbursement obligations for the Company. The Company's reimbursement obligations were reclassified to loans and financing, as detailed in explanatory note 14 to the consolidated and individual Quarterly Information (ITR) as of June 30, 2026.

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•	An increase in the volume of advances to suppliers, recorded under other assets, which totaled R$1,625 million as of June 30, 2026 (2025: R$544 million).
•	In July 2026, letters of credit in the approximate amount of R$ 703 million (US$ 136 million) also matured and were settled by certain issuing financial institutions, with the reimbursement obligations reclassified to loans and financing.

As a result of the Emergency Injunctive Relief and the Chapter 15, and since then, the following developments have occurred:

•	Suspension, by the Company, of certain payments of financial obligations covered by the judicial measures.

The Company, having consulted with its advisors on the relevant legal aspects, understands that, as of June 30, 2026, no early maturity event (event of default) or any acceleration right on the part of the creditors of the Company's long-term financial debt had been triggered, given, among other factors, the nature and effects of the Injunctive Relief measures and since the only matured financial obligation was within the respective cure period contractually provided for.

After the end of the cure period and with the non-payment of other financial obligations whose payments were also suspended, in July 2026 the Company was in default under certain financial instruments. However, as a result of the Emergency Injunctive Relief and the Chapter 15, payments related to the obligations subject to the mediation were suspended, as well as any enforcement actions and attachments by creditors that were invited to participate in the mediation.

Considering that such suspension will end after the 60-day period, as from July the Company no longer held the unconditional right to defer the settlement of the obligations subject to the mediation for a period exceeding 12 months. Accordingly, the balances of the financial obligations in default will be classified as current liabilities as from July 2026.

Certain subsidiaries of the Company entered into waiver agreements with leasing houses under vessel right-of-use agreements. As a result of entering into these agreements, payments were made of R$ 16 million (US$ 3 million) corresponding to waiver fees and R$ 196 million (US$ 38 million) for the constitution of contractual guarantees, intended to ensure compliance with the obligations set forth in the respective agreements. Such facts did not entail any change in the ordinary operations related to the respective assets.

The Company and its advisors continue to engage with the creditors and their respective advisors, having received merely indicative and non-binding proposals from certain groups of creditors containing preliminary terms and parameters for a potential Restructuring, including a possible capitalization and the constitution of guarantees over assets. Such proposals remain under the Company's analysis and, to date, there is no definition regarding the terms of a potential Restructuring nor regarding the adoption of any additional measures, whether judicial or extrajudicial, related to this process.

4.9.3         BRASKEM RATING

CORPORATE CREDIT RISK - GLOBAL SCALE
Branch	Rating	Perspective	Date

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FITCH	C	-	06/26/2026
S&P	D	-	06/26/2026

CORPORATE CREDIT RISK - NATIONAL SCALE
Branch	Rating	Perspective	Date
FITCH	C(bra)	-	06/26/2026
S&P	brD	-	06/26/2026

The credit rating agencies Fitch Ratings and S&P Global Ratings revised the Company’s global credit rating to C and D, respectively, in light of the motion for a preliminary injunction filed by the Company and certain subsidiaries, as disclosed in the Material Facts announcements released on June 25 and 26, 2026.

4.9.4         BRASKEM IDESA DEBT

In September 2025, the Company announced that Braskem Idesa hired advisors to support them in evaluating a wide range of economic and financial options in order to review its current capital structure. This decision reflects Braskem Idesa's continued efforts to preserve its liquidity and improve its results overall, considering the current scenario of macroeconomic uncertainties, price volatility of its commodities, higher input costs and weaker than initially expected demand.

In November 2025, the Company announced that Braskem Idesa had announced the non-payment of interest scheduled for November 18, 2025, on its senior secured notes due 2029.

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In December 2025, Braskem Idesa provided certain holders of its 2029 and 2032 bonds with non-public information in connection with a possible reorganization of its capital structure. Pursuant to the confidentiality agreements entered into, such material information was subsequently disclosed to the market, including the discussion materials and proposals submitted by Braskem Idesa and investors. The parties were unable to reach a consensus, and none of the proposals was accepted. In February 2026, the Company reported that Braskem Idesa had announced that it would not make the interest payment scheduled for February 20, 2026, on its senior secured notes maturing in 2032.

Braskem and the Idesa Group continue to provide financial support to Braskem Idesa through intercompany loans, with the objective of ensuring the continuity of its operations and the fulfillment of its financial obligations. In this context, in 2025, Braskem Idesa secured a Term Loan totaling R$ 932 million (US$ 180 million), of which R$ 667 million (US$ 129 million) had been disbursed until June 2026. Of the amount disbursed, R$175 million (US$34 million) matures in December 2026, while the remaining R$492 million (US$95 million) matures in 2029. Additionally, Braskem provided working capital loans to Braskem Idesa in the amount of R$ 426 million (US$ 82 million), maturing in December 2026. The obligations under the working capital facility with Braskem are secured by Braskem Idesa's assets.

Braskem Idesa remains engaged in negotiations with negotiations with the group of holders of the 2029 and 2032 bonds, with a view to reorganizing its capital structure through judicial measures (e.g., Chapter 11 under U.S. Law), which may have potential impacts on the Company as well on the shareholding control of Braskem Idesa.

4.9.5         BRASKEM IDESA RATING

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5.    CORPORATE STRATEGY

In a context of change of control and the evolution of the Company's governance, priorities for the second half of 2026 were reviewed to ensure a more resilient, competitive and future-ready Braskem, as detailed below. These priorities reflect the Company's new phase and reinforce our commitment to creating sustainable value for stakeholders.

Key Areas of Focus for the Second Half of 2026

1. Restructuring

•	Optimize the Company's capital structure, including Braskem Idesa, ensuring financial stability, business continuity and greater flexibility to capture growth opportunities.
•	Ensure discipline in capital allocation, with a focus on preserving liquidity, generating cash, and maximizing return on investment.

2. Operation and Commercial:

•	Drive the structural competitiveness of the business through operational excellence, the capture of synergies, increased efficiency and commercial initiatives that enhance profitability.
•	Complete the mapping of value-generation opportunities (cash and EBITDA) and accelerate the capture of the identified benefits through the Transformation Program, strengthening short- and long-term results.
•	Promote a more competitive business environment for the Brazilian chemical and petrochemical industry, strengthening the sector's ability to attract investment and drive sustainable development.

Foundation: the Company's non-negotiable values

• Fulfill the commitments established in the agreements related to the Alagoas Case.

• Maintain safety as a non-negotiable value of the Company, ensuring reliable and safe operations.

6.    CAPITAL MARKET

6.1               SHARE PERFORMANCE

As of June 30, 2026, Braskem's shares were quoted at R$6.36/share (BRKM5) and US$2.44/ADR (BAK). The Company’s securities are classified under Level 1 of B3 – Brasil, Bolsa, Balcão’s corporate governance framework and are traded on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs), with each Braskem ADR (BAK) representing two Class “A” preferred shares issued by the Company, and on the Latibex Stock Exchange in Madrid under the ticker symbol XBRK.

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6.2               PERFORMANCE OF CORPORATE DEBT SECURITIES

6.2.1         PERFORMANCE OF BRASKEM DEBT SECURITIES

Bond	Outstanding (US$ million)	Due date	Coupon	2Q26	1Q26	2Q25	Var.	Var.	Var.
			(A)	(B)	(C)	(D)	(B) - (A)	(C) - (A)	(D) - (A)
Braskem '28	1,250	Jan/28	4.500%	40.76%	53.12%	11.06%	+3626 bps	+4862 bps	+656 bps
Braskem '30	1,500	Jan/30	4.500%	22.29%	27.99%	10.91%	+1779 bps	+2349 bps	+641 bps
Braskem '31	850	Jan/31	8.500%	21.82%	29.90%	11.69%	+1332 bps	+2140 bps	+319 bps
Braskem '33	1,000	Feb/33	7.250%	17.75%	23.50%	11.43%	+1050 bps	+1625 bps	+418 bps
Braskem '34	850	Oct/34	8.000%	16.56%	22.26%	11.64%	+856 bps	+1426 bps	+364 bps
Braskem '41	587	Jul/41	7.125%	14.75%	17.77%	10.78%	+762 bps	+1064 bps	+365 bps
Braskem '50	750	Jan/50	5.875%	14.31%	14.75%	9.95%	+844 bps	+888 bps	+407 bps
Braskem Hybrid	231	Jan/81	12.004%	32.48%	47.24%	13.85%	+2047 bps	+3524 bps	+185 bps

6.2.2         PERFORMANCE OF BRASKEM IDESA DEBT SECURITIES

Bond	Outstanding (US$ million)	Due date	Coupon	2Q26	1Q26	2Q25	Var.	Var.	Var.
			(A)	(B)	(C)	(D)	(B) - (A)	(C) - (A)	(D) - (A)
Braskem Idesa '29	900	Nov/29	7.450%	22.47%	24.63%	16.03%	+1502 bps	+1718 bps	+858 bps
Braskem Idesa '32	1,200	Feb/32	6.990%	17.18%	17.59%	14.36%	+1019 bps	+1060 bps	+737 bps

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7.    ANNEXES

SALES BY INDUSTRY

Resin Sales by Industry (%) | Brazil/South America Segment

Sales by Industry (%) | Mexico Segment

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BREAKDOWN OF COGS BY SEGMENT3

COGS Breakdown (%) | Brazil/South America Segment

COGS Breakdown (%) | United States and Europe Segment

COGS Breakdown (%) | Mexico Segment

3 Considers management figures for the reportable segments.

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UPDATES ON ALAGOAS

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements:

i)	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), with the second amendment to the Agreement being related to the map issued in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed;

ii)	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible social and urban impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed;

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iii)	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region;

iv)	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; and (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”); and
v)	Instrument of Agreement with the State of Alagoas (“State Agreement”), executed on November 10, 2025, which provides, among other terms: (a) a total amount of R$1.2 billion as compensation, indemnification, and/or reimbursement to the State of Alagoas for the full reparation of all material and non-material damages suffered by the State; (b) grants the Company a full release from any liability for damages arising from and/or related to the geological event in Alagoas, including the dismissal of the State of Alagoas’ Action for Damages. Of the total R$1.2 billion established in the agreement, R$139 million (adjusted to current value) have already been paid. The outstanding balance will be paid in 10 variable annual installments, which will be adjusted mainly after 2030, taking into account the Company's ability to pay.

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

The total amounts recognized since the beginning of the actions related to the geological event in Alagoas through the period ended June 30, 2026, are allocated among the following workstreams:

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a)	Support for relocation and compensation: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map, including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities.

This action has a provision of R$141 million that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation.

By June 30, 2026, 99.9% of the total residential, commercial and mixed-use properties had already been relocated. A total of 19,205 proposals had been submitted (99.9% of the total admitted). In addition, 19,140 financial compensation proposals had been accepted (99.7% of the total inflow), and 19,132 had been paid (99.7% of the total inflow). Under the Financial Compensation and Relocation Support Program (PCF), more than R$4.2 billion had been disbursed as financial compensation, temporary aid and attorney's fees from the beginning of the program through the end of June 2026.

b)	Actions for closure, monitoring of salt caverns, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. The closure plan of the 35 mining areas is currently divided as follows:
i)	18 cavities are expected to be filled with solid material with priority. To date, 8 cavities have been filled with sand (cavities 04, 07, 11, 15, 17, 19, 25 and 27), 6 cavities have reached the technical filling limit (cavities 03, 16, 20, 21, 22 and 23), 3 cavities are in the filling process (cavities 09, 12 and 29), and 1 cavity (cavity 34) is in the preparation and planning phase;
ii)	6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures;
iii)	11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company, based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of achieving a maintenance-free state for the 35 cavities, suitable for the final closure of the field.

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It is reiterated that any need for additional actions is assessed on an ongoing basis by the Company and is based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions.

The provisioned amount of R$1,543 million to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close the mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible alterations.

Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions of the environmental plan approved by the MPF, as well as sharing the results of its actions with the authorities. It should be noted that the update of the Environmental Diagnosis, initially foreseen in the Agreement for 2025, will be carried out in 2027, considering the consent of the ministerial body.

c)	Socio-urbanistic measures: refers to the actions in compliance with the socio-urbanistic measures under the terms of the Socio-Environmental Reparation Agreement signed on December 30, 2020, for the adoption of actions and measures in the vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective moral damages, and any contingencies related to the actions in the vacated and urban mobility areas. To date, of the 11 projects defined for urban mobility, 7 have already been completed (the Chã da Jaqueira System, Ladeira Santa Amélia, Rua Marquês de Abrantes, the Side Road of Av. Menino Marcelo, the Ladeira do Calmon One-Way Pair, the Intelligent Traffic-Light and Video-Monitoring System, currently under assisted operation, and the connection between Av. Durval de Goes and Av. Menino Marcelo), 2 are in progress (the Side Roads of Av. Durval de Goes Monteiro – Phase 2 and the Camerino System – North Connection), and the remaining 2 are still in the planning stage. With respect to the actions in the vacated areas, the Mutange Slope Stabilization project was completed. Other actions, such as the construction of a drainage system in the affected area, remain in progress. Other activities related to the demolitions had already reached 65.7% of the total area to be demolished (77.3% in number of properties) by the end of June 2026. In addition, the Company maintains actions to care for the neighborhoods, including property security, waste management and pest control. With respect to the Socio-Urbanistic Actions Plan ("PAS"), of the 44 planned actions, which may be amended as defined together with the authorities, 35 are the responsibility of Braskem (5 have been completed and 6 are in progress) and 9 are the responsibility of the Municipality of Maceió, funded by the Company. The current balance of the provision is R$737 million.

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d)	Additional measures: refers to actions related to: (i) the Technical Cooperation Instruments signed by the Company; (ii) expenses related to communication, compliance, legal, among others; (iii) additional measures to support the region and maintenance of the areas, including requalification and indemnity actions for the Flexais region; and (iv) other matters classified as present obligations for the Company, even if not formalized. With regard to the Flexais Urban Integration and Development Project, which aims to promote access to essential public services and boost the local economy of Flexais, notable among them is (i) the progress in the process of payment of compensation to residents (Financial Support Program - PAF) stands out, in which, as of June 30, 2026, 1,841 proposals had been submitted (99.9% of the total) and 1,836 payments had already been completed (99.7% of the proposals); (ii) the 23 actions established in the project, 18 are implemented (6 of continuous implementation and 12 fully completed), 05 are in execution. The current balance of the additional measures described in this item totals R$826 million.

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter.

The actions to repair, mitigate or compensate potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments.

In October 2025, the MPF filed charges based on the final report of the Federal Police from October 2024, with the formal charge having been accepted by the court in June 2026. The Company reiterates that it has always been at the disposal of authorities and will present its statement at the appropriate time in the legal proceedings.

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Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts and/or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions.

For more information, please refer to Note 23 (“Geological Event – Alagoas”) in the consolidated and individual Quarterly Reports (ITR) as of June 30, 2026.

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CONSOLIDATED RECURRING EBITDA CALCULATION

RECURRING EBITDA BY SEGMENT

39

INDICATORS

40

CONSOLIDATED BALANCE SHEET

41

CONSOLIDATED CASH FLOW

42

BRASKEM IDESA INCOME STATEMENT

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BRASKEM IDESA BALANCE SHEET

ASSETS (R$ million)	Jun-26 (A)	Mar-26 (B)	Change (A)/(B)
Current	**2,778**	**2,823**	**-2%**
Cash and Cash Equivalents	353	230	53%
Accounts Receivable	562	442	27%
Inventories	918	965	-5%
Recoverable Taxes	692	729	-5%
Other	253	457	-45%
Non Current	**18,154**	**17,670**	**3%**
Taxes Recoverable	234	238	-2%
Deferred Income Tax and Social Contribution	2,395	2,450	-2%
Other	25	43	-42%
Property, Plant and Equipament	13,983	13,356	5%
Intangible Assets	527	530	-1%
Right of use of assets	990	1,053	-6%
Total Assets	**20,932**	**20,493**	**2%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Jun-26 (A)	Mar-26 (B)	Change (A)/(B)
Current	**14,583**	**14,632**	**0%**
Suppliers	1,325	1,488	-11%
Braskem Idesa Financing	12,211	12,118	1%
Salary and Payroll Charges	40	36	11%
Taxes Payable	61	41	49%
Sundry Provisions	77	123	-37%
Other	869	826	5%
Non Current	**8,816**	**9,047**	**-3%**
Braskem Idesa Borrowings	1,663	1,694	-2%
Accounts payable to related parties	2,555	2,512	2%
Loan to non-controlling shareholders of Braskem Id	1,019	1,008	1%
Sundry Provisions	847	879	-4%
Derivatives	21	38	-45%
Other	316	320	-1%
Deferred Income Tax and Social Contribution	2,395	2,596	-8%
Shareholders' Equity	**(2,467)**	**(3,186)**	**-23%**
Attributable to Company's Shareholders	(2,893)	(3,611)	-20%
Attributable to Company's Shareholders	426	425	0%
Total Liabilities and Shareholders' Equity	**20,932**	**20,493**	***2%***

44

BRASKEM IDESA CASH FLOW

45

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.